

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2013

Via E-mail
Neil Maedel
Executive Chairman
Pan American Goldfields Ltd.
570 Granville Street, Unit 1200
Vancouver, BC

> **Re: Pan American Goldfields Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2013**
> **File No. 000-23561**

Dear Mr. Maedel:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Schedule 14A, codified at Exchange Act Rule 14a-101, does not include the proxy card. While we noticed that the proxy statement has been identified as a preliminary copy, the form of proxy, in addition to the proxy statement, must be revised to indicate that it is a preliminary copy. See Rule 14a-6(e)(1).

2.   Please explain to us, with a view towards revised disclosure, the legal basis upon which the issuer relies to conclude that the proxy holders are authorized to cumulate votes by virtue of having been appointed to serve as proxies at the annual meeting. Advise us why the issuer has apparently concluded that no additional discretionary proxy authority in order to cumulate votes needs to be sought independently from the authority conferred by the existing proposals. Refer to Item 6(c)(4) of Schedule 14A.

3.   Advise us whether the issuer is forfeiting the grant of discretionary authority available through Rule 14a-4(b)(1) of Regulation 14A, or direct us to the disclosure that governs the issuer's intended use of this discretionary authority.

Costs of the Solicitation, page 1

4.   The issuer acknowledges that mailing and preparation costs will exist in connection with distributing the proxy statement. The disclosure subsequently indicates, however, that the issuer only "may" incur addition expenses in connection with the solicitation of proxies. Please reconcile this apparent inconsistency. In addition, please revise to quantify the estimated preparation, printing and mailing costs of the proxy statement. At present, the disclosure only infers that these costs at most amount to $10,000.

Proposal 1 – Election of Directors

5.   We noticed that each of the nominees has expressed a willingness to continue to serve as a director. Advise us, with a view toward revised disclosure, whether or not each of the nominees has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1) and (4) of Regulation 14A.

6.   Revise to expressly specify the total number of board seats allowed under the issuer's organizational documentation.

7.   Advise us how the issuer complied with Item 5(b)(1)(iii) of Schedule 14A.

8.   Disclose the legal standard against which the nominees have been judged to have been independent by the issuer and/or revise the Notice and any related disclosure to remove any directors not meeting that standard from being characterized as "independent." The Notice, for example, represents that all of the nominees have "independence."

Security Ownership of Certain Beneficial Owners and Management…, page 24

9.   The legal standard for beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is "more than 5%" of any class of the registrant's voting securities. The issuer's disclosure indicates the table is intended to illustrate persons who own 5% or more. Please remove the implication that the issuer is modifying the applicable legal standard.

Information Regarding Transactions in Company Securities by Participants, page A-2

10.   The tabular presentation does not include any reference to dispositions of securities by the participants within the past two years except with respect to Mr. Knight. Please confirm this disclosure is accurate, or revise accordingly. See Item 5(b)(1)(vi) of Schedule 14A, which also requires that dispositions of the issuer's securities by the participants be disclosed. A column heading may also need to be revised in order to properly account for and identify Mr. Knight's trading activity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to their disclosure, the issuer is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202.551.3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Jeffrey Thacker
DLA Piper LLP